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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL GRID TRANSCO PLC
 (Name of Subject Company (Issuer))

NATIONAL GRID TRANSCO PLC
 (Names of Filing Persons (Offeror))

American Depositary Shares, each representing five ordinary shares of 10 pence each
 (Title of Class of Securities)

American Depositary Shares (636274102)
 (CUSIP Number of Class of Securities)

UNITED KINGDOM (State or other jurisdiction of incorporation or organization)	98-0367158 (I.R.S. Employer Identification Number)

Helen Mahy
National Grid Transco plc
1–3 Strand
London WC2N 5EH
England
Tel: 011-44-207-004-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Lawrence J. Reilly
National Grid USA
25 Research Drive
Westborough, MA 01582
Tel: 1-508-389-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to
Lawrence Vranka, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
England
Tel: 011-44-207-456-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$727,898,832	$85,685

(1)
Calculated solely for purposes of determining the filing fee in respect of B Shares (as defined below) issuable in the United States in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11(b) thereunder. This calculation assumes that holders of ordinary shares, par value 10 pence each (the 'Ordinary Shares') in the United States own directly or indirectly 20.0% of the 3,090,248,790 Ordinary Shares issued and outstanding as of June 3, 2005 (including Ordinary Shares represented by American Depositary Shares) and that a pro rata number of non-cumulative preference shares, par value 10 pence each (the 'B Shares') are issued in the United States. Transaction Valuation is based upon a value of £0.65 cash per share for the B Shares expected to be issued in the United States and on an exchange rate of $1.8119 per £1.00, which was the noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on June 3, 2005.

(2)
The Amount of Filing Fee equals $117.70 per $1,000,000 of the Transaction Valuation.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐ Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issue tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Issuer Tender Offer Statement on Schedule TO ('Schedule TO') has been filed by National Grid Transco plc, a public limited company organized under the laws of England and Wales ('National Grid Transco' or the 'Company'), which is returning cash (the 'Return of Cash') following an issue of non-cumulative preference shares, par value 10 pence per share (the 'B Shares'), to the holders of its existing ordinary shares, par value 10 pence per share (the 'Existing Ordinary Shares') and the holders of its American Depositary Receipts ('Existing ADRs'), evidencing American Depositary Shares and representing five Existing Ordinary Shares.

        The Return of Cash will be made to record holders of its Existing Ordinary Shares as of 5:00 p.m. (London time) on July 29, 2005, and to record holders of its Existing ADRs as of 5:00 pm (New York City time) on July 29, 2005. Pursuant to the Return of Cash, holders of Existing Ordinary Shares shall be entitled to one B Share per Existing Ordinary Share they hold as of July 29, 2005. In the case of holders of Existing ADRs, since each Existing ADR represents five Existing Ordinary Shares, such holders are entitled to receive five B Shares per Existing ADR they hold as of July 29, 2005. Each B Share entitles its holder to receive 65 pence in cash and since holders of Existing ADRs will receive five B Shares per Existing ADR, such holders will be entitled to £3.25 per Existing ADR.

        Holders of B Shares have three alternative ways in which they can receive their 65 pence per B Share. They are as follows: (i) receive a single cash dividend of 65 pence per B Share; (ii) have their B Shares repurchased for cash, at a price of 65 pence per B Share ('Alternative 2'); or (iii) retain their B Shares and receive a continuing dividend, with an opportunity to have their B Shares purchased at certain dates in 2006 and 2007 at a price of 65 pence per B Share.

        In conjunction with the issue of the B Shares, National Grid Transco intends to engage in a share capital consolidation, or reverse stock split, in order to maintain the trading value of the Existing Ordinary Shares and Existing ADRs (subject to normal market movements) despite the cash payment of 65 pence per Existing Ordinary Share or £3.25 per Existing ADR. The Share Capital Consolidation will be carried out by subdividing and consolidating each Existing Ordinary Share and Existing ADR which will result in new Ordinary Shares (the 'New Ordinary Shares') and new ADRs (the 'New ADRs') being issued. U.S. Shareholders will receive 43 New Ordinary Shares for every 49 Existing Ordinary Shares owned as of 5:00 p.m. (London time) on July 29, 2005. Holders of ADRs will receive approximately 0.88 New ADRs for each Existing ADR owned as of 5:00 p.m. (New York City time) on July 29, 2005.

        To the extent that holders of Existing Ordinary Shares and Existing ADRs elect to have their B Shares purchased under Alternative 2, the Company can acquire, following the purchase of the B Shares by its financial adviser and corporate broker, JPMorgan Cazenove Limited, a company organized under the laws of England and Wales ('JPMorgan Cazenove'), through its agent, Cazenove Incorporated ('Cazenove Incorporated'), a company incorporated under the laws of the State of Delaware, (collectively with JPMorgan Cazenove Limited, 'Cazenove'), the B Shares of the Company at 65 pence per B Share, on the terms and subject to the conditions as set forth in the Circular to Shareholders and the U.S. Supplemental Memorandum, each dated June 6, 2005 (collectively, the 'Return of Cash Documents'), and in the related Election Form or Letter of Election and Transmittal, respectively (which, together with the Return of Cash Documents and any amendments or supplements thereto, collectively constitute the 'Initial Repurchase Offer').

        This Schedule TO is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and the rules and regulations promulgated thereunder. With respect to shareholders resident in the United States, the Company has applied for relief from certain of the tender offer rules promulgated under the Exchange Act. Copies of information provided to shareholders in connection with the Return of Cash are filed as Exhibit 99.(a)(1) through Exhibit 99.(a)(12) hereto and are incorporated herein by reference.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the 'Frequently Asked Questions' contained in the U.S. Supplemental Memorandum dated June 6, 2005 attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        The name of the issuer is National Grid Transco plc, a public limited company incorporated under the laws of England and Wales, with its principal executive offices located at 1–3 Strand, London WC2N 5EH, England. The telephone number of National Grid Transco's principal executive offices is 011-44-207-004-3000.

        This Schedule TO relates to issued and to be issued B Shares. The information set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and in the U.S. Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        This Schedule TO is being filed by National Grid Transco. Its principal executive offices located at 1–3 Strand, London WC2N 5EH, England. The telephone number of National Grid Transco's principal executive offices is 011-44-207-004-3000.

        The following list sets out the name and position of each Director and members of the Executive Committee of National Grid Transco. Unless otherwise indicated, each person on the list below is a citizen of the United Kingdom. Unless otherwise indicated the present principal business address of the company in which such employment is conducted is at National Grid Transco's principal executive office, at National Grid Transco plc, 1–3 Strand, London WC2N 5EH, United Kingdom, and the business telephone number is 011-44-207-004-3000.

        Sir John Parker (Chairman) (appointed October 2002) (Age 63). Sir John Parker became Chairman of the Company following the merger of National Grid Group plc and Lattice Group plc. Sir John had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. Sir John had previously been a Non-executive Director of BG plc from 1997. Sir John's career has encompassed the engineering, shipbuilding and defence industries. Sir John is Chairman of the Peninsular & Oriental Steam Navigation Company, a Non-executive Director of Carnival plc and Carnival Corporation, Inc. and Senior Non-executive Director of the Court of the Bank of England. Sir John is a former Chairman of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. Sir John is a Fellow of the Royal Academy of Engineering.

        Roger Urwin (Group Chief Executive) (appointed November 1995) (Age 59). Roger Urwin was appointed as a Director of the Company in November 1995, becoming Group Chief Executive in April 2001. Dr. Urwin was previously Chief Executive of London Electricity plc. Earlier, Dr. Urwin held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. Dr. Urwin is a Non-executive Director of Utilico Investment Trust plc and is a Fellow of the Royal Academy of Engineering.

        Steve Lucas (Group Finance Director) (appointed October 2002) (Age 51). Steve Lucas joined the Company's Board of Directors (the 'Board') following the merger of National Grid Group plc and Lattice Group plc in October 2002. Mr. Lucas had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, Mr. Lucas was Treasurer of BG Group plc having joined British Gas plc in 1994. A Chartered Accountant, Mr. Lucas worked in private practice in the City of London until 1983. Mr. Lucas then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Mr. Lucas is also a Non-executive Director of Compass Group PLC.

        Nick Winser (Group Director) (appointed April 2003) (Age 44). Nick Winser joined the Board in April 2003 as Group Director responsible for U.K. and U.S. Transmission operations. Mr. Winser was previously Chief Operating Officer of U.S. Transmission for National Grid Transco. Mr. Winser joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, Mr. Winser had been with PowerGen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.

        Steve Holliday (Group Director) (appointed March 2001) (Age 48). Steve Holliday joined the Company as Group Director, U.K. and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc, he was responsible for the Company's electricity and gas transmission businesses and is now Group Director responsible for U.K. Gas Distribution and Business Services. Mr. Holliday was formerly an Executive Director of British Borneo Oil and Gas. Previously, Mr. Holliday spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. Mr. Holliday's international experience includes a four-year spell in the U.S.. Mr. Holliday also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. Mr. Holliday is also a Non-executive Director of Marks and Spencer Group plc.

        Mike Jesanis (Group Director) (appointed July 2004) (Age 48). Mike Jesanis joined the Board in July 2004, becoming Group Director responsible for U.S. Distribution. Mr. Jesanis became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for the day-to-day operations since January 2001. Mr. Jesanis was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having joined NEES in July 1983. Mr. Jesanis is also Chairman of the Board of Trustees of Becker College in Worcester, Massachusetts. Mr. Jesanis is a citizen of the United States.

        Edward Astle (Group Director) (appointed September 2001) (Age 51). Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group's Business Development and Strategy. Mr. Astle was Managing Director of BICC Communications from

1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. Mr. Astle was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.

        Ken Harvey (Non-executive Director and Senior Independent Director) (appointed October 2002) (Age 64). Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002, having been appointed to the Lattice Group plc board in September 2000. Mr. Harvey is Chairman of Pennon Group plc. A Chartered Engineer, Mr. Harvey is a former Chairman and Chief Executive of Norweb plc, Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.

        John Allan (Non-executive Director) (appointed May 2005) (Age 56). John Allan was appointed to the Board in May 2005. Mr. Allan is Chief Executive of Exel plc (previously Ocean Group plc), having been appointed in September 1994. Mr. Allan is a Non-executive Director of PHS Group plc. Mr. Allan started his career in marketing with Lever Brothers, moving to Bristol-Myers Company Limited and Fine Fare Limited. Mr. Allan joined BET plc in 1985 and was appointed to the Board in 1987. Mr. Allan is a member of the CBI's Presidents' Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. Mr. Allan was previously a Non-executive Director of Wolseley plc, Hamleys plc and Connell plc.

        John Grant (Non-executive Director) (appointed November 1995) (Age 59). John Grant was appointed a Director of the Company in November 1995. Mr. Grant is Chairman of Hasgo Group Limited and The Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc, Cordex Plc and The Royal Automobile Club Limited. Mr. Grant was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. Mr. Grant previously held a number of senior executive positions during 25 years with Ford Motor Company.

        Paul Joskow (Non-executive Director) (appointed March 2000) (Age 57). Paul Joskow was appointed a Director of the Company in March 2000 following the acquisition of New England Electric System (NEES). Prof. Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Center for Energy and Environmental Policy Research, Research Associate of the U.S. National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Prof. Joskow is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada. Prof. Joskow had served as a Director of NEES between 1987 and its acquisition. Prof. Joskow is a citizen of the United States.

        Stephen Pettit (Non-executive Director) (appointed October 2002) (Age 54). Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. Mr. Pettit is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK Property Solutions plc. Mr. Pettit is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless he was Chief Executive, Petrochemicals at British Petroleum. Mr. Pettit was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.

        Maria Richter (Non-executive Director) (appointed October 2003) (Age 50). Maria Richter was appointed to the Board in October 2003. Ms. Richter worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, Ms. Richter was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Ms. Richter is also a Director of the Western Electricity Co-ordinating Council, one of 10 Councils in North America responsible for promoting electricity systems reliability. Ms. Richter is a citizen of the United States.

        George Rose (Non-executive Director) (appointed October 2002) (Age 53). George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. Mr. Rose has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. Mr. Rose is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. Mr. Rose is also a former Non-executive Director of Orange plc.

        Helen Mahy (Group Company Secretary and General Counsel) (appointed October 2002) (Age 44). Helen Mahy was appointed as Group Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. Ms. Mahy was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Ms. Mahy was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. Ms. Mahy is a barrister, member of the Bar Council and an Associate of the Chartered Insurance Institute.

        During the past five years, neither National Grid Transco nor, to the best knowledge of National Grid Transco, any of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and in the U.S. Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by this reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        On June 3, 2005, the Company and JPMorgan Cazenove entered into a repurchase offer agreement (the 'Repurchase Offer Agreement') pursuant to which JPMorgan Cazenove has agreed to engage in the Initial Repurchase Offer in the manner as set out in the Circular. The Repurchase Offer Agreement is conditional upon the passing of certain resolutions at the Extraordinary General Meeting scheduled to occur on July 25, 2004, the issuance of the B Shares and the admission of the B Shares to the Daily Official List of the U.K. Listing Authority and the admission of the B Shares to the Daily Official List of the U.K. Listing Authority and the admission of the B Shares to trading on the London Stock Exchange. The Repurchase Offer Agreement may also be terminated by JPMorgan Cazenove upon the occurrence of a force majeure event and certain other events.

        The Repurchase Offer Agreement is attached hereto as Exhibit 99.(d)(1) and is incorporated herein by this reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        The information set forth in each of the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) and the U.S. Supplemental Memorandum attached hereto as Exhibit 99.(a)(2) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth in 'Part 1—Letter from the Chairman of National Grid Transco plc' in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The information set forth in 'Part 1—Letter from the Chairman of National Grid Transco plc' in the Circular to Shareholders attached hereto as Exhibit 99.(a)(1) is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Cazenove has been retained as financial adviser in connection with the Return of Cash. The Company has agreed to pay Cazenove customary fees for such services; to reimburse them for all expenses; and to indemnify them and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of their respective engagements. National Grid Transco has agreed to pay Cazenove compensation of £1.5 million with respect to the Return of Cash.

        Cazenove, and its affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of the financial advisers and their respective affiliates may actively trade or hold securities of National Grid Transco for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        The Company has retained Mellon Investor Services LLC ('Mellon') as the U.S. information agent with respect to the Return of Cash. The Company has agreed to pay Mellon reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Mellon against certain liabilities arising out of or in connection with the engagement.

        Capita IRG Plc ('Capita') has been retained as the receiving and information agent in the United Kingdom with respect to the Return of Cash. The Company has agreed to pay Capita reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Capita against certain liabilities arising out of or in connection with the engagement.

        The Bank of New York, as tender agent (the 'Bank of New York'), has been retained as the tender agent in the United States with respect to the Return of Cash. The Company has agreed to pay the Bank of New York reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Bank of New York against certain liabilities arising out of or in connection with the engagement. The Bank of New York also acts as the depositary under the deposit agreement dated as of November 21, 1995, as amended and restated as of October 6, 1999, as further amended and restated as of January 31, 2002, among New National Grid Group plc (which has been renamed National Grid Transco plc), National Grid plc (which has been renamed National Grid Holdings One plc), the Bank of New York and the owners and beneficial owners of ADRs issued thereunder.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the B Shares concerning the Return of Cash.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        Not applicable.

ITEM 12.    EXHIBITS

99.(a)(1)	Circular to Shareholders dated June 6, 2005
99.(a)(2)	U.S. Supplemental Memorandum dated June 6, 2005
99.(a)(3)	Election Form for Shareholders
99.(a)(4)	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)	Letter of Election and Transmittal
99.(a)(6)	ADR Voting Instruction Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(9)	Summary Advertisement in The Wall Street Journal, dated June 15, 2005
99.(a)(10)	Press Release announcing posting of Circular and Annual General Meeting materials to Shareholders, dated June 15, 2005
99.(a)(11)	Form of Election Instruction Booklet
99.(a)(12)	Letter of Election and Transmittal Instruction Booklet
99.(d)(1)	Repurchase Offer Agreement between National Grid Transco plc and JPMorgan Cazenove Limited, dated June 3, 2005
99.(g)(1)	Presentation relating to the Return of Cash prepared by Mellon Investor Services LLC(1)

(1)
To be filed by amendment.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ HELEN MAHY Name: Helen Mahy Title: Group Company Secretary and General Counsel Date: June 15, 2005

EXHIBIT INDEX

99.(a)(1)	Circular to Shareholders dated June 6, 2005
99.(a)(2)	U.S. Supplemental Memorandum dated June 6, 2005
99.(a)(3)	Election Form for Shareholders
99.(a)(4)	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)	Letter of Election and Transmittal
99.(a)(6)	ADR Voting Instruction Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.(a)(9)	Summary Advertisement in The Wall Street Journal, dated June 15, 2005
99.(a)(10)	Press Release announcing posting of Circular and Annual General Meeting materials to Shareholders, dated June 15, 2005
99.(a)(11)	Form of Election Instruction Booklet
99.(a)(12)	Letter of Election and Transmittal Instruction Booklet
99.(d)(1)	Repurchase Offer Agreement between National Grid Transco plc and JPMorgan Cazenove Limited, dated June 3, 2005
99.(g)(1)	Presentation relating to the Return of Cash prepared by Mellon Investor Services LLC(1)

(1)
To be filed by amendment.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX